Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

May 10, 2024

CONFIDENTIAL

Ms. Kate Tillan

Mr. Mark Brunhofer

Ms. Sonia Bednarowski

Mr. J. Nolan McWilliams

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-4 Confidentially Submitted March 18, 2024

Dear Ms. Kate Tillan, Mr. Mark Brunhofer, Ms. Sonia Bednarowski and Mr. J. Nolan McWilliams,

On behalf of our client, Webull Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 23, 2024 on the Company’s draft registration statement on Form F-4 confidentially submitted on March 18, 2024 (the “Draft Registration Statement”). The responses herein are based on representations from the Company.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Austin   Bay  Area   Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Miami   Munich   Paris   Riyadh   Salt   Lake City   Shanghai   Washington, D.C.

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Draft Registration Statement on Form F-4

General

1.	We note your disclosure throughout regarding your operations in Hong Kong and China and that Webull submitted a filing application to the CSRC according to the Trial Measures. Please include specific and prominent disclosure about the legal and operational risks associated with China-based companies, including disclosure and risk factors addressing how cash is transferred through your organization. For guidance, see Sample Letter to Companies Regarding China-Specific Disclosures on our website.

The Company respectfully wishes to advise the Staff that it does not consider itself to fall within the scope of the Sample Letter to Companies Regarding China-Specific Disclosures (the “Sample Letter”). This view is based on the fact that (1) the Company’s principal business operations are based in the U.S.; (2) 100% of the Company’s revenue is generated from outside of mainland China, and revenue from outside of mainland China and Hong Kong accounted for 98.3% and 98.7% of its revenues in 2022 and 2023, respectively; (3) of the Company’s six directors and senior management, five are U.S. citizens and based in the U.S. (namely Messrs. Denier, H.C. Wang, James, Lu, and Ms. Adams); (4) the Company’s auditor, KPMG LLP, is based in the U.S.; and (5) the Company does not have any customers in mainland China, as its operations in mainland China are limited to research and development and technical support functions.

The Company would also like to advise the Staff that it believes its voluntarily submission of a filing application to the CSRC (the “Submission”) under the Trial Measures should not be determinative in deciding whether it falls within the scope of the Sample Letter. Prior to making the Submission, the Company sought advice from Han Kun Law Offices as to whether listing in the U.S. would require the Submission. Based on an opinion provided by counsel, as disclosed on page 59 of the Revised Draft Registration Statement, the Company is of the view that it is not a “PRC domestic issuer” (as defined under the Trial Measures) and thus the “Business Combination and Webull’s proposed listing on Nasdaq shall not be deemed as a [PRC] domestic enterprise that indirectly offer or list securities on an overseas stock exchange and therefore does not require filing or approvals from the CSRC.” The Company decided to make the Submission, however, out of an abundance of caution because it believes there remains uncertainty as to how the Trial Measures are to be implemented and it recognizes there is a risk that the CSRC could take a position that is different from the Company’s, which could jeopardize the timely completion of the Business Combination if it did not make a voluntary submission.

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The Company is of the view that because it is not within the scope of the Sample Letter, it is not necessary to include the additional disclosures. Further, the Company believes that adding the disclosure required by the Sample Letter could result in confusion among investors as to the structure of the Company’s operations and the significant efforts of the Company to structure its business to comply with the rules and regulations in every jurisdiction in which it operates, especially the United States—the Company’s largest and most important market.

2.	Please tell us how the spin-off of Webull’s crypto asset-related business was effectuated. In your response, clarify whether Webull Pay maintains any affiliation with Webull, including common directors and officers, and any material agreements between the two entities. Tell us whether Webull retained any of the crypto asset-related business, including any crypto assets, for the purposes of winding up or otherwise, and whether Webull has any ongoing responsibility or liability in connection with the spun-off crypto asset-related business, including customer crypto asset accounts transferred to Webull Pay. In this regard, please explain how from a customer perspective the two businesses were separated with respect to customer crypto accounts and accessing crypto trading functions via an app.

For the Staff’s reference, the spin-off of the Company’s digital assets business was carried out as follows:

1.	The Company developed the Webull Pay app, a separate platform to handle all digital assets-related transactions, that is owned and operated by Webull Pay Pte. Ltd., a Singapore entity (“SG Pay”).

2.	The Company migrated all access to digital assets accounts and digital assets-related transactions to the Webull Pay App and discontinued such access through the Webull App; users of the Webull App wishing to access or transact in digital assets were required to download and register through the Webull Pay app before so doing.

3.	The Company created a new subsidiary, Webull Pay Inc. (“Pay Holdco”), a Cayman Islands entity, to house its digital assets business, as well as an entity below Pay Holdco, Webull Pay Holdings (US) Inc., a Delaware corporation (“US Pay Holdco”) to be the new holding company of its US digital assets business.

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4.	The Company directly purchased all of the equity interests in the indirect subsidiaries that had previously been established to carry out digital assets business, namely SG Pay, Webull Pay LLC, a Delaware limited liability company (“US Pay”), and Webull Pay (Australia) Pty Ltd, an Australian entity (“AU Pay”).

5.	The Company contributed all of the equity interests of (i) US Pay to US Pay Holdco, and (ii) SG Pay and AU Pay to Pay Holdco.

6.	The Company then distributed all of the equity interests of Pay Holdco to its shareholders on a pro-rata basis.

Webull Financial LLC (“Webull Financial”) began sending notices about the creation and migration to the Webull Pay App well in advance of the spin-off. After completion of the spin-off on July 13, 2023, the Webull App stopped supporting digital assets trading for Webull users, and when they tried to access their digital assets from the Webull App they were instructed to download and register using the Webull Pay App. Once they did so, the digital assets that users previously accessed through the Webull app were now accessible through the Webull Pay App.

As a result of these actions, by September 30, 2023, the Company no longer provided access to digital assets accounts or transactions, nor did it have or retain any direct or indirect interests in any entity that engaged in digital assets business. The Company also wishes to remind the Staff that the Company has never held digital assets, either for itself or for its customers.

US Pay is the only entity under Pay Holdco with any operations which, other than as described below, are carried out independent from the Company and its subsidiaries. Importantly, US Pay has a separate and independent management team comprising its own CEO and CFO, as well as its own compliance and customer support teams. With the exception of Mr. Anquan Wang, the founder, chairman and CEO of the Company who is also the sole director of Pay Holdco, the Company and Pay Holdco do not have any other common directors or officers. US Pay has entered into a transitional service level agreement with Webull Technologies Inc. (“Webull Tech”), an indirect subsidiary of the Company, pursuant to which Webull Tech will provide services such as technology development and support, human resources, legal and marketing on an as-needed basis, and US Pay reimburses the Webull Tech at a fair rate. US Pay has also entered into a rent agreement with a subsidiary of the Company for office space in St. Petersburg, Florida. Neither of these agreements are material to the Company.

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The Company confirms that it has no ongoing responsibility or liability in connection with the spun-off digital assets business.

3.	You state that you offer a program through which U.S. investors have the opportunity to purchase fractional shares. Please provide us with a complete description of the material terms and features of this program and your legal analysis whether the offer and sale of the fractional shares through this program represent the offer and sale of a separate or new security. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) and Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir. 1977). In your response, address whether fractional share investors receive dividend, voting, and other rights associated with whole-share ownership and, if so, explain how fractional share investors are entitled to these rights, whether by contract, applicable law (including Article 8 of the UCC), or both. In addition, please confirm whether fractional share investors have the right to receive confirmations, proxy statements and other documents required by law to be provided to security holders.

The Company respectfully submits that Webull Financial’s fully introduced clearing firm, Apex Clearing Corporation (“Apex Clearing”), administers the purchase, sale, and holding of customer fractional shares. Orders from Webull Financial’s customers containing fractional shares (“Fractional Orders”) are executed by Apex Clearing at the price Apex Clearing receives in the market. For Fractional Orders, Webull Financial only accepts market orders and does not permit limit orders. The fractional share component of any Fractional Order will be executed by Apex Clearing through its trading partner, who sells from its inventory or goes to the exchange directly. The fractional share is then allocated to the customer’s account and Apex Clearing retaining the remaining portion. Fractional Orders may only be placed during trading hours and are subject to all applicable market rules and conditions, including restrictions, suspensions of trading, and delays. Webull Financial limits customer initiated trades to a $5.00 minimum and orders above 0.00001 shares. On an as needed basis, Webull can use Apex’s trading facilities to liquidate assets less than US$5.00. All fractional shares within customer accounts (i) are not transferrable in-kind via the ACAT system administered by DTCC, and (ii) may only be liquidated and the proceeds withdrawn or transferred out if a customer chooses to move her account and holdings. Webull Financial and Apex Clearing reserve the right to limit the stocks available for fractional share trading at any time.

Fractional share investors receive dividends, voting and other rights associated with share ownership. Fractional share investors receive dividends precisely in proportion to their fractional share positions, in the same way that whole share investors do. Webull Financial provides trade confirmations for fractional share transactions pursuant to Exchange Act Rule 10b-10, and reflects fractional share positions on customer account statements under FINRA Rule 2231. Fractional shareholders also receive proxy statements, annual reports and other shareholder communications on exactly the same terms as owners of full shares. Fractional shareholders also have the right to vote proxies, for which Apex Clearing aggregates all fractional votes across the Webull Financial’s customers and submits the rounded-down-to-whole-number tally. Webull Financial and Apex Clearing offer these rights to fractional share customers as a matter of contract, pursuant to the applicable customer account agreement.

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Fractional Shares Do Not Represent Separate or New Securities

The Company respectfully submits that it does not believe that the offer and sale of fractional shares through Fraction Orders represents the offer and sale of a separate or new security. This belief is based on judicial and SEC precedents, the terms and structure of the fractional share program and general market practice and understanding.

In Abrahamson v. Fleschner, 568 F.2d 862 (2d Circ. 1977), the Second Circuit set out the prevailing standard that “before changes in the rights of a security holder can qualify as the ‘purchase’ of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” If the change in the nature of the investment or the risks associated therewith is insignificant, there is no purchase or sale of a new security1. Another important consideration in evaluating the significance of a change focuses on whether or not such proposed changes are adverse to the holders of such securities2.

In the case of Webull Financial’s fractional share program, the beneficial ownership interest held by a customer in fractional shares of an issuer is identical in all material respects to the interests associated with ownership by such customer of whole shares, with all economic and other rights passed through to the customer. As described above in the discussion of the key terms applicable to and rights of holders of fractional shares and holders of whole shares on the Webull Financial’s platform (and as described to customers on the platform under the heading “Disclosure of Fractional Share Trading”) the economic and other rights associated with ownership of fractional shares do not constitute such a significant change from the rights associated with ownership of whole shares with respect to the customers’ investment or in the risks associated with such investment so as to result in a fractional share being a new security. Notably, such terms and rights related to record ownership (i.e., Apex Clearing is the record owner at the DTC), dividend payments, voting rights, SIPC coverage and stock splits are substantially the same for holders of fractional shares and holders of whole shares. The risks associated with an investment in fractional shares are also substantially the same as those associated with an investment in the underlying whole shares. Further, the customers investing in fractional shares, similar to the customers investing in whole shares, are holders of security entitlements under the Uniform Commercial Code (the “UCC3￼4￼ because it carries accounts for the Webull Financial’s customers, in which it records the customers’ interests in investment products, and are subject to laws, rules and regulations applicable to broker-dealers with respect to the management of such accounts and their relationships with their customers.

[1]	See Allard v. Arthur Andersen & Co., 957 F. Supp 409, 420 (S.D.N.Y. 1997).

[2]	See, e.g., S.E.C. v. Associated Gas & Electric Co., 99 F.2d 795 (2nd Cir. 1938) (holding that the extension of the maturity date of a debt security increased the risk to the holder and therefore constituted the sale of a new security).

[3]	A security entitlement is defined as “the rights and property interest of an entitlement holder with respect to a financial asset specified in Part 5 [of Article 8].” See UCC Section 8-102(17). The official comment to the UCC notes that a security entitlement is the rights and property interest of a person who holds securities or other financial assets through a securities intermediary, and that one of the most common examples of a securities intermediary is a broker holding securities on behalf of their customers. See UCC Section 8-102(17), Cmts. 14 and 17.

[4]	A security intermediary is defined as “a person, including a bank or broker, that in the ordinary course of business maintains securities accounts for others and is acting in that capacity.” See UCC Section 8-102(14).

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In addition to the conclusion drawn under the Abrahamson line of case law, the Company also believes that fractional shares do not constitute “investment contracts” under federal securities laws. Under SEC v. W.J. Howey Co. (“Howey”) and its line of cases, the leading judicial precedent on this matter, the existence of an investment contract security requires (1) an investment of money in (2) a common enterprise (3) with profits to come solely from the efforts of others. While customers make an investment of money in fractional shares, such investments are not in a “common enterprise” with respect to such fractional shares (i.e., customers do not pool their funds together or act in concert, the connection between Webull Financial and Apex Clearing on the one hand and the customer on the other does not affect the investment outcome (which, instead, is solely based on the performance of the underlying whole shares of the issuer) and the fortunes of investors and Webull Financial and Apex Clearing are not co-dependent). In addition, the third prong of the Howey test is not met because Webull Financial and Apex Clearing provide only ordinary brokerage services and do not offer management services with respect to such fractional shares. The economic performance of fractional shares is based on the underlying whole share and is not based on the efforts of Webull Financial or Apex, which are essentially ministerial5. Based on the foregoing analysis, the Company does not believe that the fractional shares offered on Webull Financial’s platform are investment contracts under Howey or the cases interpreting Howey. The Company believes that Webull Financial’s fractional share program is distinguishable from Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) in a number of significant respects. First, both the role of Merrill Lynch and the investor’s reliance thereon were much greater in the certificates of deposit (“CD”) program in Gary Plastic than in Webull Financial’s fractional share program. Webull Financial’s clients select from a universe of existing exchange-traded stocks selected by Apex Clearing, and neither Webull Financial nor Apex Clearing recommends the stocks in which customers should invest. This is unlike the situation in Gary Plastic where Merrill Lynch chose the CDs for the investors, the issuers of the CDs involved, with the CDs being newly issued and especially designed for the CD program. In selecting the stocks eligible for fractional trading, Apex Clearing relies on widely available information concerning the stocks without any independent investigation of issuers. Neither Webull Financial nor Apex Clearing negotiates special terms with the issuers of the stocks, nor does either have any responsibility with respect to the investment performance of the underlying stocks. Further, in Gary Plastic, the Second Circuit found it significant that the secondary market maintained by Merrill Lynch was a way for investors to obtain liquidity for their investment and to realize capital appreciation under favorable market conditions. This element of secondary market activity is not applicable to Webull Financial’s fractional share program, where Apex Clearing simply accesses ordinary equity market liquidity on behalf of Webull Financial’s fractional share customers through trade executions on securities exchanges or through equity market-makers and alternative trading systems, just as it does for whole-share purchasers and sellers. In Gary Plastic, the court also stressed that a subsidiary of Merrill Lynch acted as the agent for the issuing banks and was paid commissions by such banks, leading to the finding that Merrill Lynch and the banks were engaged in a common enterprise. With respect to Webull Financial’s fractional share program, neither Webull Financial, its customers, or Apex Clearing have any relationship with the issuers of the exchange-traded stocks available as Fractional Orders. In sum, none of the factors that led the court in Gary Plastic to find the existence of a separate security for the CD program are present in Webull Financial’s fractional share program.

[5]	Cf. In Gary Plastic Packing Corp vs. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756, F.2d 230 (2d Cir 1985), where the Second Circuit held that Merrill Lynch’s non-ministerial service of allowing customers to invest in multiple banks’ certificates of deposit (“CDs”) so that the customers can enjoy the benefit of FDIC insurance on each CD was sufficiently different from the underlying securities to create an investment contract. The Second Circuit noted that customers relied on Merrill Lynch’s efforts of using its significant economic power to evaluate and select CDs and to negotiate with the banks to reduce the probability of default and obtain favorable interest rates, as well as monitoring the banks and creating a secondary market where none previously existed as a basis for their expectation of profits.

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Moreover, the Company believes Webull Financial’s practices in relation to fractional shares purchased and held by its customers are consistent with the types of fractional share brokerage and related services currently offered by many other broker-dealers. In addition, traditional dividend reinvestment plans (“DRIPs”) and direct stock purchase programs (“DSPPs”) administered by stock transfer agents also allow investors to hold and invest in fractional shares without treating the fractional shares as separate or new securities. The Company is also not aware of any enforcement actions brought by the SEC against any of the foregoing programs under the theory that the fractional share services create a separate security. Furthermore, the SEC has previously issued an Investor Bulletin characterizing a fractional share as “when you own less than one full share of a stock or other security” and explaining that fractional shares are “a way to invest when you do not have enough money to purchase a full share of a particular stock,” and this Investor Bulletin did not discuss the possibility that a fractional share is a new or different security from the corresponding whole share6. This aligns with the view that fractional shares are only a part of an existing security, rather than the creation of a separate or new security.

For the foregoing reasons, the Company believes that the offer and sale of fractional shares by Webull Financial does not represent the offer and sale of a separate or new security.

[6]	See “Fractional Share Investing – Buying a Slice Instead of the Whole Share”, U.S. Securities and Exchange Commission, Investor Alerts and Bulletins, Nov. 9, 2020.

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4.	Please provide your analysis of how the offer and sale of stock rewards under the Webull Referral Program, the Webull Affiliate Program, and other promotions in which you offer free stocks to customers comply with Section 5 of the Securities Act.

The Company respectfully advises the Staff that distributions of stock rewards under the Webull Referral Program, the Webull Affiliate Program, and other promotions carried out within the United States comply with Section 5 of the Securities Act (“Section 5”) because such distributions (i) do not involve an “offer and sale” of a security under Section 5, and (ii) are exempt from the registration requirements of Section 5 under Sections 4(a)(1) or, alternatively, 4(a)(3) of the Securities Act. Section 5 requires all offers and sales of securities to be registered, unless an exemption from registration is available. Stock rewards distributed under the Company’s promotion programs are granted by Webull Financial to customers free of charge and customers that receive stock rewards do not make any monetary payments, nor are they able to select or even influence which stock they will receive. Because of these features, the Company does not believe that Webull Financial’s customers are making an investment decision of the type contemplated by Section 5. Therefore, the Company believes that the grant of stock rewards under the Webull Referral Program does not constitute an offer and sale for purposes of Section 5.

However, even if the Staff were to take the view that the Webull Referral Program, the Webull Affiliate Program, and other promotions involve an “offer and sale” as a disposition of a security for value, the Company respectfully advises the Staff that the provision of stock rewards under the program is exempt under Sections 4(a)(1) or, alternatively, 4(a)(3) of the Securities Act.

Section 4(a)(1) Exemption

Section 4(a)(1) of the Securities Act exempts “transactions by any person who is not an issuer, underwriter or dealer” from the registration requirements of Section 5. Under Section 2(a)(4) of the Securities Act, an “issuer” is defined to include “every person who issues or proposes to issue any security.” Webull Financial, the entity which grants stock rewards to customers, does not constitute an “issuer” under the Securities Act with respect to the stock rewards because the shares delivered as stock rewards are not issued by Webull Financial. Instead, Webull Financial purchases the securities of other companies in the open market and then grants those shares to its customers under promotion programs. Thus, Webull Financial is not acting as an “issuer” as such term is defined in the Securities Act.

Under Section 2(a)(11) of the Securities Act, an “underwriter” is “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.” The provision of stock rewards to customers in the Company’s promotion programs is not in connection with the distribution of such stock, and each stock reward is chosen randomly by Webull Financial and purchased by Webull Financial on the open market, as described above. The stock rewards are not purchased (i) in consultation or under an agreement with any issuer of any such stock, (ii) in connection with any primary distribution of any such stock, or (iii) in connection with any secondary distribution of any such stock from “affiliates” of the applicable issuers. As a result, Webull Financial does not constitute an “underwriter” for purposes of Section 2(a)(11).

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Under Section 2(a)(12) of the Securities Act, a “dealer” is “any person who engages either for all or part of his time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person.” Although Webull Financial is a licensed broker-dealer, the stock rewards granted to customers under its promotion programs are not granted in connection with its broker-dealer activities. In particular, when Webull Financial purchases the stock to be granted in connection with the promotion programs, such stock is not being purchased for the purpose of dealing or trading such stock, but rather for the purpose of facilitating the free grant of such stock by Webull Financial to its customers as a reward for their efforts in referring new customers or funding their account. Thus, Webull Financial is not acting as a “dealer” under the Securities Act, and as a result the Company believes that the provision of stock rewards by Webull Financial under its promotion programs is exempt under Section 4(a)(1) of the Securities Act.

Section 4(a)(3) Exemption

However, even if the Staff determines that the exemption provided by Section 4(a)(1) is not available to Webull Financial with regards to the promotion programs, the Company is of the view that the provision of securities by Webull Financial under the programs is not subject to the registration requirements of Section 5 because such transactions are exempt under Section 4(a)(3) of the Securities Act.

Section 4(a)(3) of the Securities Act exempts “transactions by a dealer (including an underwriter no longer acting as an underwriter in respect of the security involved in such transaction), except - (A) transactions taking place prior to the expiration of 40 days after the first date upon which the security was bona fide offered to the public by the issuer or by or through an underwriter, (B) transactions in a security as to which a registration statement has been filed taking place prior to the expiration of 40 days after the effective date of such registration statement or prior to the expiration of 40 days after the first date upon which the security was bona fide offered to the public by the issuer or by or through an underwriter after such effective date, whichever is later [...], and (C) transactions as to securities constituting the whole or a part of an unsold allotment to or subscription by such dealer as a participant in the distribution of such securities by the issuer or by or through an underwriter.” In addition, Rule 174 of the Securities Act modifies and, in some cases, reduces or eliminates, the prospectus delivery requirements set forth in Section 4(a)(3). For example, pursuant to Rule 174(b), a dealer need not deliver a prospectus if the issuer is subject to the reporting requirements of the Exchange Act immediately prior to the time of filing of the registration statement.

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Though the Company is of the view that Webull Financial is not acting as a dealer in providing stock rewards under the promotion programs, as explained above, Webull Financial has policies and procedures in place to review the stock that it includes in the programs to make sure that transactions in such stock are not ineligible under Section 4(a)(3)(A) through 4(a)(3)(C), as modified by Rule 174. Thus, the Company is of the view that the provision of stock rewards under the program is exempted from the registration requirements of Section 5 under Section 4(a)(3) of the Securities Act.

5.	We note the disclosure regarding your cash sweep program. Please provide us with your legal analysis as to whether the program constitutes the offer and sale of “securities” within the meaning of Section 2(a)(1) of the Securities Act. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).

The Company respectfully advises the Staff that its cash sweep program does not constitute the offer and sale of “securities” within the meaning of Section 2(a)(1) of the Securities Act.

Factual Background

The Company’s cash sweep program, offered through Webull Financial, allows its customers to earn interest and obtain FDIC coverage on uninvested brokerage cash that Webull Financial sweeps to its partner banks. The interest earned compounds daily and is then paid out by the partner banks monthly, with customers able to track how much they have earned directly within the Webull App.

In connection with the Company’s cash sweep program, Webull Financial opens sweep accounts at one or more of its partner banks as accounts of customers of Webull Financial. The sweep administrator receives account numbers and balances for each customer who participates in the program, but no personally identifiable information (“PII”). By having the balance for each account, the sweep administrator is able to ensure that each customer’s balances are distributed among the partner banks in a way that maximizes each account’s FDIC coverage. Webull Financial acts as an agent for the sweep deposits which belong to its customers, with each customer’s account separately accounted for based on a unique sweep account number. Under this arrangement each account holder owns their specific deposits, not a pro-rata share of a pooled deposit. Individual customers can specify if they want to exclude one or more partner banks from holding their sweep deposits. The partner banks hold customer funds in the sweep accounts for the exclusive benefit of the customer, and customer funds in the sweep accounts are not subject to any security interest, lien, or similar right with respect of any obligation of Webull Financial to the applicable partner bank.

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Specific Analysis – Section 2(a)(1) of the Securities Act

Section 2(a)(1) of the Securities Act defines a security as “any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

On its face, the Company’s cash sweep program does not have any of the attributes of a security as described by Section 2(a)(1) of the Securities Act.

Specific Analysis - SEC v. W.J. Howey Co.

The U.S. Supreme Court case of SEC v. W.J. Howey Co. (“Howey”), interpreted the meaning of an “investment contract” in the definition of a security under Section 2(a)(1) of the Securities Act. Howey created a four-part test in analyzing whether an investment contract exists: (i) an investment of money; (ii) in a common enterprise; (iii) with an expectation of profits; and (iv) profits derived solely from the efforts of the promoters or third parties.

An investment of money

Webull Financial’s customers earn interest on uninvested brokerage cash that Webull Financial sweeps to its partner banks. Customers do not make any separate investment for such interest income. The objective for customers maintaining uninvested brokerage cash is so they can make timely investments in stocks, ETFs, and options instead of pursuing interest income. The Company does not believe that uninvested brokerage cash shall be treated as investment under this context.

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In a common enterprise

Howey did not delve into the meaning of a common enterprise other than to note that “[A] common enterprise managed by respondents or third parties with adequate personnel and equipment is therefore essential if the investors are to achieve their paramount aim of a return on their investments.” Later courts have looked at a common enterprise as involving the pooling of money or assets from multiple investors whereby the investors share in the profits and risk in some proportion. Still other courts view a common enterprise as one where investor profits are subject to efforts of the promoter putting together the deal, regardless of the existence or status of other investors.

In connection with the Company’s cash sweep program, Webull Financial opens sweep accounts at one or more of its partner banks in the name of Webull Financial, acting as agent for the applicable customer; its partner banks hold customer funds in the sweep accounts for the exclusive benefit of the customer. There is no pooling of customer funds, nor do they share in the profits. Each customer has a separate sweep account which enables the sweep administrator to compute interest earned. The cash sweep program offers a fixed rate of interest to customers, and neither Webull Financial nor its partner banks actively boost the interest income earned by the customers.

With an expectation of a profit

As described above, the customers maintain uninvested brokerage cash so they can invest in stocks, ETFs, and options, in a timely manner. Interest is passive income that they are entitled to through engaging in the Company’s cash sweep program and is in line with rates offered by commercial banks for retail deposits. The sole source of return for the sweep program is bank interest. There is neither a chance of capital appreciation nor participation in earnings.

Profits derived solely from the efforts of the promoters or third parties

As noted, customers are entitled to a fixed interest rate on uninvested brokerage cash. While Webull Financial opens sweep accounts at one or more of its partner banks, acting as agent for the applicable customer, Webull Financial’s services center around account administration and are ministerial in nature. Neither Webull Financial nor its partner banks actively promote the interest income that the customers are entitled to receive.

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Specific Analysis - Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith

Additionally, the Company does not believe that the Second Circuit’s holding in Gary Plastic is applicable to the Company’s cash sweep program. Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). The Second Circuit found securities laws applied because of the potential for profit from the existence of a secondary market advertised by an issuer for an instrument that was otherwise not a security. Gary Plastics stands for the notion that marketing of ‘investments’ based, at least in part, on potential secondary market liquidity can cause an instrument to be deemed a security.

Given that a secondary market does not exist for the Company’s cash sweep program, there is no commonality between the facts or analysis in Gary Plastics and the Company’s cash sweep program.

Conclusion

For the foregoing reasons, the Company respectfully advises the Staff that its cash sweep program does not constitutes the offer and sale of “securities” within the meaning of Section 2(a)(1) of the Securities Act.

6.	We note the disclosure regarding your fully paid securities lending program. Please provide us with your legal analysis as to whether the program constitutes the offer and sale of “securities” within the meaning of Section 2(a)(1) of the Securities Act. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).

The Company respectfully advises the Staff that its fully paid securities lending program does not constitutes the offer and sale of “securities” within the meaning of Section 2(a)(1) of the Securities Act.

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Factual Background

The Company offers stock lending services to its customers in the United States through Apex Clearing’s Fully-Paid Securities Lending Program (the “securities lending program”) on and subject to the terms of the Omnibus Apex Clearing Agreement, which enables participants to earn interest income by lending certain fully-paid stocks. While a customer’s shares are on loan, they are paid a monthly income based on interest accrued on a daily basis. To participate, customers must sign a Master Securities Lending Agreement (each, an “MSLA”) with Apex Clearing, which they can do through the Webull App. Neither Webull Financial nor any affiliate thereof is a party to any MSLA, nor do any of the foregoing act as an agent in respect of any loan under the securities lending program. In connection with the securities lending program, Webull Financial provides certain information to Apex Clearing, and takes certain actions to facilitate operation of the securities lending program, as summarized below:

●	Webull has the right, in its sole discretion, to determine which customers may enter into an MSLA with Apex Clearing;

●	Webull has the right, in its sole discretion, to determine which securities will be eligible for lending under the securities lending program;

●	Webull allocates each borrowing of securities by Apex Clearing among eligible customers participating in the securities lending program on a pro rata basis and provides that allocation information and other essential information for the administration of the securities lending program to Apex Clearing;

●	Apex Clearing provides information to Webull Financial on a daily basis regarding customer securities on loan under the securities lending program and all collateral deposited by Apex Clearing to the collateral account associated with the securities lending program and administered by Wilmington Trust, National Association; and

●	On a monthly basis, Webull Financial receives accrued loan fees from Apex Clearing in respect of the securities lending program and allocates the proceeds among the applicable customers participating in the securities lending program.

Specific Analysis – Section 2(a)(1) of the Securities Act

The Company’s securities lending program does not have any of the attributes of a security as described by Section 2(a)(1) of the Securities Act on its face.

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Specific Analysis - SEC v. W.J. Howey Co.

SEC v. W.J. Howey Co. (“Howey”) established a four-prong test in analyzing whether an investment contract exists.

An investment of money

Once a customer enters into an MSLA with Apex Clearing, for those stocks in the customer’s account that Apex Clearing identifies as being “in-demand” according to market demand, and which Webull Financial has approved for lending through the securities lending program, Apex Clearing can loan the customer’s shares at its discretion — neither Webull Financial nor its customers decide the specific terms of any stock loans under the securities lending program, such as the amount, duration and interest charged.

Given that Apex Clearing loans the customers’ stocks at its own discretion, the customers are not really involved in any “investment” process. They do not actively make separate investments.

In a common enterprise

For a specific stock that Apex Clearing identified as being “in-demand”, Apex Clearing loans shares from different customers’ accounts. However, collateral is maintained in a trust account and tracked on a customer-by-customer basis. Collateral held on behalf of each customer is adjusted daily as the price of their securities on loan fluctuates to align the collateral held for each individual customer to the value of that customer’s securities. Apex Clearing also evaluates the collateral held for each customer relative to the value of each individual customer’s securities to determine if it is required to deduct net capital charges due to over collateralizing any particular customer’s securities. The list of stocks that are “in-demand” changes frequently. Apex Clearing can return the loaned out shares at any time and customers can also sell their loaned out shares at any time (Apex Clearing will return the shares immediately after the customers sell them). Moreover, customers engaged in the securities lending program do not share in the profits among themselves. It is difficult to generalize the securities lending program and identify one common enterprise that the customers engaged in the program “invest” in.

With an expectation of a profit

Customers participating in the Company’s securities lending program do have a specific expectation of earning interest income. However, they purchase securities based on expectations of capital appreciation or dividend income from the underlying securities. Participation in the securities lending program is simply a way to generate extra income on securities they are already holding for other reasons, and not the primary motivation for the initial investment.

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Profits derived solely from the efforts of the promoters or third parties

Apex Clearing loans securities on its own discretion and pays the Company accrued loan fees, which the Company further allocates among the applicable customers participating in securities lending program. The fourth prong of the Howey test is therefore met.

However, given that the Company’s securities lending program does not meet all four prongs of the Howey test, it does not constitute an “investment contract” thereunder.

Specific Analysis - Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith

The Company could not find meaningful commonality between the facts or analysis in Gary Plastics and its securities lending program.

Conclusion

For the foregoing reasons, the Company respectfully advises the Staff that its securities lending program does not constitutes the offer and sale of “securities” within the meaning of Section 2(a)(1) of the Securities Act.

7.	We understand that Deutsche Bank Securities, the lead underwriter in the SKGR IPO, waived the deferred underwriting commissions that would otherwise be due to it on closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify SKGR’s current relationship with Deutsche Bank Securities. Additionally, please provide us with any correspondence between Deutsche Bank Securities and SKGR relating to the resignation.

On February 12, 2024, representatives of Deutsche Bank Securities Inc. (“DB”) discussed with SKGR regarding DB’s potential waiver of its rights to deferred underwriting commissions it was entitled to in connection with the SKGR IPO. DB has not been engaged by either SKGR or the Company to provide any services in connection with the Business Combination, nor does it currently have any business or financial discussion with SKGR or the Company in connection with the Business Combination or any potential business combination.

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On February 27, 2024, following discussion, representatives of DB informed SKGR that DB would waive its rights to deferred underwriting commissions. Later on the same day, SKGR received a formal waiver letter from DB (the “DB Waiver Letter”), advising SKGR that DB had waived its entitlement to the payment of any deferred underwriting commissions in respect to SKGR’s potential business combination with the Company, and disclaimed any responsibility for any portion of any proxy statement, registration statement, or statutory prospectus in connection with SKGR’s potential business combination with the Company. DB did not formally provide any reasons for providing the DB Waiver Letter and that SKGR did not engage in any substantive dialogue with DB regarding the reason for waiving the deferred underwriting commissions. DB continues to be entitled to any deferred underwriting commissions related to other transactions.

In response to the Staff’s comment, the Company has added a new risk factor on pages 60 and 61 of the Revised Draft Registration Statement providing additional disclosure regarding DB’s relationship with SKGR and the Company.

The Company and SKGR are separately providing to the Staff a copy of email correspondence between SKGR and DB regarding DB’s waiver of the deferred underwriting commissions and the DB Waiver Letter on a supplemental basis.

8.	Please describe the relationship between Deutsche Bank Securities and SKGR after the close of the IPO, including any financial or merger-related advisory services conducted by Deutsche Bank Securities, including whether Deutsche Bank Securities had any role in the identification or evaluation of business combination targets.

Following the completion of the SKGR IPO, various industry coverage teams of DB met with the management teams of SKGR from time to time to provide ideas for target companies for potential business combination transactions. However, except as discussed below, DB did not introduce any potential business combination targets to SKGR with which SKGR actively engaged, or had any role in the identification or evaluation of potential business combination targets.

Without being formally retained, a representative of DB provided advice to SKGR on Company A regarding its prospects, history, and negotiation strategy with respect to a potential business combination transaction with Company A. However, SKGR initiated contact with Company A and conducted due diligence on Company A without any assistance from DB.

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DB was retained by SKGR to act as placement agent pursuant to an engagement letter dated August 31, 2023 (“DB Engagement Letter”) for a potential PIPE transaction in connection with a potential business combination with Company D. Around November 17, 2023, SKGR decided not to pursue a business combination with Company D and ceased active engagement with DB. The DB Waiver letter also constituted a written notice advising SKGR that DB had terminated the DB Engagement Letter. The Company has revised disclosure on page 107 of the Revised Draft Registration Statement disclosing DB’s role in the potential business combination transaction with Company D.

DB did not play a role in introducing the Company to SKGR, nor did it provide SKGR with any advice regarding the Company or participate in any due diligence of the Company.

9.	Please tell us whether Deutsche Bank Securities was involved in the preparation of any disclosure that is included in this registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify its involvement, whether it has retracted any work product associated with the transaction, and the risk of any withdrawal and reliance on its expertise. Clarify the extent to which Deutsche Bank Securities claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for disclosure in this registration statement.

The Company respectfully advises the Staff that DB was not responsible for any disclosure that is included in the Revised Draft Registration Statement, or any materials underlying such disclosure and, accordingly, has produced no work product in relation to the Business Combination for which SKGR relied on their expertise. In the DB Waiver Letter, DB disclaimed any responsibility for any portion of any proxy statement, registration statement, or statutory prospectus in connection with SKGR’s potential business combination with the Company.

In response to the Staff’s comment, the Company has added a new risk factor on pages 60 and 61 of the Revised Draft Registration Statement providing additional disclosure clarifying that DB did not play any role in connection with the Business Combination, has not been involved in the preparation of any disclosure included in the proxy statement/prospectus, and did not provide any business analysis to SKGR.

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10.	Please tell us whether you are aware of any disagreements with Deutsche Bank Securities regarding the disclosure in the proxy statement/prospectus. Add risk factor disclosure that clarifies that Deutsche Bank Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and that those services have already been rendered, yet Deutsche Bank Securities is waiving deferred fees. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

The Company respectfully advises the Staff that it is not aware of any disagreements with DB regarding the disclosure in the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company has added a new risk factor on pages 60 and 61 of the Revised Draft Registration Statement clarifying there is no dispute between the parties regarding the disclosure in the proxy statement/prospectus.

11.	Please disclose whether Deutsche Bank Securities provided SKGR with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Deutsche Bank Securities was waiving deferred fees, despite already completing their services, so indicate in the proxy statement/prospectus. Further, clarify in your risk factor disclosure that Deutsche Bank Securities has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

The Company respectfully advises the Staff that DB did not formally provide any reasons for providing the DB Waiver Letter and that SKGR did not engage in any substantive dialogue with DB regarding the reason for waiving the deferred underwriting commissions.

In response to the Staff’s comment, the Company has added a new risk factor on pages 60 and 61 of the Revised Draft Registration Statement clarifying that no formal reason was provided by DB in connection with its agreement to grant the waiver.

Cover Page

12.	Please disclose here the number of (i) Webull Class A Ordinary Shares, (ii) Webull Warrants and (iii) Incentive Warrants, including any Class A Ordinary Shares underlying the Warrants, if necessary, that you are registering in connection with the Transactions. In addition, disclose the cash value of each on a per share or per warrant basis, as appropriate, and disclose the aggregate cash value of the securities offered by the company.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

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13.	Please disclose here the number and cash value of the Ordinary Shares and the warrants that (i) the Public Shareholders, (ii) the Public Warrant holders, (iii) the Sponsor, (iv) the Initial Shareholders and (v) the Existing Webull Shareholders will receive in connection with the Transactions. In addition, clarify here whether the ownership percentages disclosed on the cover page also represent the voting power of each party in the combined company, and, if not, disclose the voting power of each.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, and pages xii and xiii of the Revised Draft Registration Statement to disclose the number and cash value of the Ordinary Shares and the warrants by each party in tabulation form, and to clarify the voting power of each party on the cover page and page 3 of the Revised Draft Registration Statement.

14.	We note your disclosure on the cover page that “[i]t is a condition of the consummation of the Business Combination that Webull Class A Ordinary Shares and Incentive Warrants to be issued in connection with the Transactions are approved for listing on Nasdaq.” If this closing condition may be waived, please disclose on the cover page and describe in the risk factors the risks from lack of liquidity available to shareholders if the listing is not approved. Identify any other closing conditions of the merger agreement that may be waived. Also add a question and answer and a risk factor highlighting that it is not a closing condition that the Webull Warrants be approved for listing on Nasdaq and the impact to investors if the warrants are not approved for listing on Nasdaq.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, and pages xii and 77 of the Revised Draft Registration Statement.

Questions and Answers About the Business Combination and the Extraordinary General Meeting What equity stake will holder of SKGR Class Ordinary Shares, page xi

15.	Please discuss each of the possible sources and the extent of dilution of such sources that the non-redeeming Public Shareholders may experience in connection with the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on page xiv of the Revised Draft Registration Statement to disclose the possible sources and extent of dilution that the non-redeeming Public Shareholders may experience.

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How do the Sponsor and Officers and Directors of SKGR intend to vote on the proposals, page xvii

16.	Please disclose here and on page 83 the number and percentage of SKGR Class A Ordinary Shares held by Public Shareholders needed to approve the Proposals if the minimum number of SKGR Ordinary Shares necessary for a quorum is present.

In response to the Staff’s comment, the Company has revised the disclosure on pages xix and 87 of the Revised Draft Registration Statement to disclose the number and percentage of SKGR’s Class A Ordinary Shares held by Public Shareholders needed to approve the Proposals.

Summary of the Proxy Statement/Prospectus The Business Combination Agreement, page 2

17.	Please summarize here the termination provisions of the Business Combination Agreement. In addition, please disclose here and on page 87 that SKGR does not have a specified maximum redemption threshold and disclose the cash conditions of the Business Combination Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 99 of the Revised Draft Registration Statement.

18.	Please disclose here and on page 87 whether SKGR Unit holders will receive fractional warrants at the Unit Separation and whether fractional warrants will be issued by Webull.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, and pages 4, 93, 94 and 213 of the Revised Draft Registration Statement.

Agreements Entered Into in Connection with the Business Combination Sponsor Support Agreement, page 5

19.	Please define the “First Effective Time” on page 5. In addition, clarify how the 25% threshold is calculated to determine whether an Initial Shareholder may avail itself of the exception to the transfer restrictions, including whether the Ordinary Shares underlying Webull Warrants are included in this calculation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 101 and 263 of the Revised Draft Registration Statement.

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20.	Please summarize here the material terms of the Additional Non-Redemption Agreements with the Public Shareholders so that investors understand the incentive to enter into the agreements. Describe the material terms of these agreements on page 97, including the ratio of SKGR Class B Ordinary Shares that will be surrendered to the number of SKGR Class A Ordinary Shares subject to the agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 101 of the Revised Draft Registration Statement.

Shareholder Lock-up Agreement, page 6

21.	Please quantify here and in the carryover risk factor on pages 73-74 the number of Webull Ordinary Shares subject to the lock-up agreement, as of the most recent practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 77 of the Revised Draft Registration Statement.

Registration Rights Agreement, page 6

22.	Please disclose here and on page 98 the number and percentage of Webull Ordinary Shares that are subject to the Registration Rights Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 102 of the Revised Draft Registration Statement.

Reasons for SKGR Board’s Approval of the Business Combination, page 7

23.	Please summarize here the negative factors that SKGR’s board of directors considered when approving the Business Combination. Please specifically address the current absence of a PIPE investment notwithstanding the joint covenant to obtain a PIPE investment concurrently with transaction closing and add a risk factor describing the related risks.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Revised Draft Registration Statement to include the negative factors that SGKR’s board of directors considered when approving the Business Combination, and included a new risk factor on page 66 of the Revised Draft Registration Statement describing the risks associated with the failure to obtain a PIPE investment.

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Interests of SKGR’s Directors, Officers and the Sponsor in the Business Combination, page 9

24.	Please quantify the aggregate dollar amount that the Sponsor has at risk if the business combination is not completed. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. To the extent material, provide similar disclosure for SKGR’s officers and directors.

In response to the Staff’s comment, the Company has revised the disclosure on pages xx, 11, 12, 62, 125 and 126 of the Revised Draft Registration Statement to disclose the aggregate dollar amount that the Sponsor has at risk if the Business Combination is not completed.

Regulatory Matters, page 14

25.	Please disclose the status of the filings and registration necessary to effectuate the Mergers under the Cayman Companies Act and the status of the HSR Act filing and the waiting period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 127 of the Revised Draft Registration Statement to clarify that all HSR waiting periods related to the Business Combination have expired.

26.	Please clarify here and in the risk factor on page 57 whether receipt of CSRC approval is a condition to closing and briefly describe the circumstances, if any, in which delays in receiving or failure to receive CSRC approval could delay consummation of the Business Combination.

In response to the Staff’s comment, the Company has added disclosure on pages 16 and 59 of the Revised Draft Registration Statement clarifying that because its CSRC application was voluntary in nature and thus not “required” under the Business Combination Agreement, approval is not a condition to closing. The Company has also revised its disclosure on pages 59 and 127 of the Revised Draft Registration Statement to clarify that a delay in the consummation of the Business Combination would likely be a business decision of the Company based on its assessment of the potential penalties imposed on Webull, rather than a result of any action taken by the CSRC or other PRC regulatory authorities to prevent or prohibit the transaction from being completed.

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27.	Please disclose whether Webull Financial is required to file an application for approval under FINRA Rule 1017 in connection with the business combination and, if so, whether receipt of that approval is a condition to closing.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Revised Draft Registration Statement to clarify that Webull Financial LLC, the Company’s subsidiary that is a member of FINRA, is required to file a continuing membership application to FINRA concerning the Business Combination, which FINRA received on May 7, 2024.

Risk Factors

Risks Relating to Regulations Applicable to our Industry We may be involved in regulatory investigations, page 37

28.	Please state in the caption to this risk factor that Webull Financial was fined $3 million in February 2023 and revise the body of the risk factor to include a complete summary of the allegations in this matter.

In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39 of the Revised Draft Registration Statement.

Risks Relating to Our Products and Services

Our PFOF practices may potentially create a misalignment of interest, page 46

29.	Please address to the extent material the risk that reliance on a limited number of market makers may impact competition on the basis of order quality.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement.

We historically provided our customers access to digital assets trading, page 48

30.	The statement that the legal test for determining whether a particular crypto assets is a security “evolves over time” is not appropriate in light of legal tests well-established by U.S. Supreme Court case law and Commission and staff reports, orders, and statements that provide guidance on when a crypto asset may be a security for the purposes of the U.S federal securities law. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Draft Registration Statement.

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31.	Please describe the specific risks if it is subsequently determined that crypto assets that were traded through the Webull App are securities, including the risks and potential consequences associated with operating as an unregistered exchange, broker-dealer and clearing agency. Please also state whether you have any additional exposure or business related to crypto assets that has not been spun-off.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Draft Registration Statement. The Company further submits that it has ceased to provide customers with access to digital assets accounts or transactions, and it does not have any direct or indirect interests in any entity that engages in the digital assets business. Therefore, the Company does not have additional exposure or business related to digital assets under its current operations.

Risks Relating to Finance, Accounting and Tax Matters

If we fail to maintain an effective system of internal controls, page 56

32.	Please state in the caption to this risk factor that you and your independent auditor have identified a weakness in your internal controls over financial reporting.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Revised Draft Registration Statement.

Risks Relating to SKGR and the Business Combination

Webull’s financial projections are based upon assumptions, page 62

33.	Please revise the last sentence of this risk factor to clarify that Webull does not have a duty to update this information other than as required by applicable law.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Revised Draft Registration Statement.

Risks Relating to Ownership of Securities of Webull

There will be material differences, page 72

34.	Please place these risks in context by briefly describing the material differences between the rights of a holder of SKGR Public Shares and a holder of Webull Class A Ordinary Shares that give rise to the risks addressed.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Revised Draft Registration Statement.

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We may redeem your unexpired Webull Warrants and Incentive Warrants prior to their exercise, page 73

35.	Please disclose whether the recent common stock trading prices exceed the threshold that would allow Webull to redeem public warrants, and explain the steps the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Revised Draft Registration Statement.

Proposal One - The Business Combination Proposal Background of the Business Combination, page 100

36.	Please disclose the valuation of Webull proposed in the initial draft of the Letter of Intent provided to Webull November 10, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Revised Draft Registration Statement.

Financial Projections, page 116

37.	Please provide us with copies of the materials that the financial advisor prepared and shared with the board that were material to the board’s decision to approve the transaction, including any board books, transcripts, and summaries of oral presentations made to the board. You may contact a member of the review team at the numbers provided at the end of this letter for instructions on how to submit these materials via secure file transfer.

The Company and SKGR acknowledge the Staff’s comment and are providing the Staff with all available materials as requested on a supplemental basis.

38.	Please disclose the assumptions underlying the financial projections provided by Webull’s management to the SKGR board.

In response to the Staff’s comment, the Company has revised the disclosure on pages 122 and 123 of the Revised Draft Registration Statement.

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Information About Webull Overview, page 146

39.	Please disclose how you utilize digital engagement practices in connection with your platform, including behavioral prompts, differential marketing, game-like features, and other design elements or features designed to engage with retail investors. Please also address the following:

●	Specifically describe the analytical and technological tools and methods you use in connection with these practices and your use of technology to develop and provide investment education tools.

●	Clarify whether any practice is designed to or otherwise may encourage retail investors to trade more often, invest in different products or change investment strategies.

●	To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, add related risk factor disclosure.

●	Describe in greater detail your data collection practices or those of your third-party service providers.

In response to the Staff’s comment concerning digital engagement practices, the Company respectfully refers to its disclosure on pages 40 and 41 of the Draft Registration Statement under the risk factor headed, “We may become subject to regulatory scrutiny relating to digital engagement practices or predictive data analytics in the future, which may require us to make significant changes to our business model and practices.” In this risk factor, the Company clarifies for investors that “we have not designed our platform to encourage our users to trade more frequently, invest in particular securities, or change their investment strategies.”

In response to the Staff’s comment concerning data collection practice, the Company has revised the disclosure on page 170 of the Revised Draft Registration Statement.

40.	Please revise your tables of Funded Accounts and DARTs at the bottom of page 147 to depict the years to which each quarter presented belongs.

In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Revised Draft Registration Statement.

41.	Please disclose how you measure your users’ investing experience based on funded accounts. For example, clarify whether you consider the number of funded accounts a user has on your platform or whether you are referring to the self-reporting you receive from users with funded accounts. Also disclose the number of funded accounts for each of the levels of investing experience disclosed on page 147. Finally, describe how you measure the quarterly retention rate of your users.

In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Revised Draft Registration Statement. The Company respectfully submits that it believes the number of funded accounts for each of the levels of investing experience is not material to investors, and should investors desire this information, they can easily calculate it themselves by multiplying the number of Funded Accounts (which was 4.3 million as of December 31, 2023, as disclosed on page 154) by the appropriate percentage.

The Company also respectfully submits that “quarterly retention rate” is defined on pages vii and 189 of the Draft Registration Statement.

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Globalization of Retail Investing, page 149

42.	Please discuss to the extent this information is available whether recent trends in retail investing are expected to continue. Also discuss the extent to which retail investing trends in the U.S. are representative of trends outside of the U.S. and whether global trends are impacted by regulatory restrictions on zero-commission trading in non-U.S. markets.

In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it believes the impact of regulatory restrictions on zero-commission trading in non-U.S. markets on increasing retail participation and digital penetration will be immaterial because unlike the U.S., major retail brokers in non-U.S. markets have never adopted a zero-commission model, and other factors such as changing preferences of a younger generation of investors, increased adoption of mobile technology, improved access to market data and research, and product innovations that reduce friction for investing, will continue to drive increased retail participation globally.

What Differentiates Us, page 149

43.	Please describe the controls you have in place to “defend your platform and customers from fraud, identify theft and other cybersecurity threats.” In addition, disclose whether you or Apex maintain insurance that covers customer losses from fraud, identify theft, and cybersecurity breaches. If so, please describe the degree to which it protects your customers’ assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Revised Draft Registration Statement.

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Our Growth Strategies, page 150

44.	Please discuss the material aspects of your expansion plans, including target markets, the products and services you intend to offer in these new markets, and estimated time frames and capital investment needed to launch. Balance this discussion by describing any regulatory barriers or other market or strategic challenges you may face. To the extent you do not have definitive plans in one or more markets, briefly describe the factors you will consider in determining to move forward.

In response to the Staff’s comment, the Company has revised the disclosure on pages 163, 164 and 165 of the Revised Draft Registration Statement. The Company also respectfully advises the Staff that page 164 of the Draft Registration Statement includes a discussion of the products and services the Company offers when it expands into new markets.

The Webull Informed Investor, page 151

45.	Please disclose the basis for your belief on page 152 that the tools you offer keep “experienced traders coming back to your platform again and again.”

In response to the Staff’s comment, the Company has revised the disclosure on page 159 of the Revised Draft Registration Statement.

Investing through Webull Platform, page 152

46.	Please disclose the material terms of and file your agreements with Apex Clearing for trade clearance and settlement, margin financing, and stock lending services. Also disclose here and in the full risk factor on page 47 that Apex Clearing is a related party.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49, 160 and 161 of the Revised Draft Registration Statement. The Company also wishes to advise the staff that Mr. Hulsizer, who was appointed as a director by Peak6 Group LLC, has tendered his resignation from the board of directors, and therefore as of the date of his resignation Apex Clearing is no longer a related party.

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47.	Please identify the wholesale market makers and liquidity providers to which you route orders for U.S.-based equities, options, and ETFs, quantify the percentage of revenues attributable to each respective market maker, and describe any material agreements. Similarly revise the carryover risk factor on pages 46-47.

In response to the Staff’s comments, the Company respectfully provides the information regarding the market makers to which Webull Financial routed orders and the revenue derived from each for 2022 and 2023 below. The Company further submits that the rebate rates are based solely on verbal agreement and kept uniform across all providers for each asset class so that Webull Financial is not incentivized to route orders to any particular market maker.

2022 Rebates by Market Maker (in thousands)

Market Maker/Liquidity Provider	Total Rebate	Percentage of Consolidated Revenue
Citadel	$88,308	22.71%
DASH Financial Technologies	$54,272	13.96%
Virtu	$33,852	8.71%
Simplex	$30,287	7.79%
Susquehanna	$27,094	6.97%
Jane Street Capital	$20,071	5.16%
Others	$25,097	6.45%

2023 Rebates by Market Maker (in thousands)

Market Maker/Liquidity Provider	Total Rebate	Percentage of Consolidated Revenue
DASH Financial Technologies	$90,949	23.31%
Susquehanna	$39,868	10.22%
Citadel	$26,567	6.81%
Virtu	$19,763	5.07%
Others	$25,047	6.43%

Division of Corporation Finance Securities and Exchange Commission May 10, 2024 Page 32	CONFIDENTIALITY

48.	Please define and briefly describe the “Broker Supplied System” through which you pass trade instructions from your customers to the Hong Kong Stock Exchange.

In response to the Staff’s comment, the Company has revised the disclosure on page 160 of the Revised Draft Registration Statement.

Our Financial Products and Services, page 153

49.	You state that cash deposited at partner banks is eligible for FDIC insurance. To the extent material, please disclose the amount of cash deposits that exceed FDIC insurance limits and who bears the risk of loss in an event of insolvency.

In response to the Staff’s comment, the Company has revised the disclosure on pages 160 and 161 of the Revised Draft Registration Statement. As of the end of 2023 customer balances in Webull Financial’s bank sweep program were $669,411,159. There were eleven accounts with balances in excess of the $1 million maximum FDIC deposit insurance coverage currently available for deposits through the cash sweep program; the amount of the combined balances of those eleven accounts in excess of the maximum FDIC deposit insurance coverage was $4,240,982. In an event of insolvency of the partner banks, the customers would bear the risk of loss for amounts in excess of FDIC insurance coverage.

Margin Financing and Stock Lending Services, page 153

50.	You state that a customer signs an agreement with Apex Clearing to participate in Apex Clearing’s Fully Paid Securities Lending Program. Please discuss how risk and rights and obligations under this agreement are allocated between you and Apex Clearing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 163 of the Revised Draft Registration Statement.

Our Ongoing Global Expansion, page 154

51.	We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Please describe the steps you take to restrict access to your products and services and the material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Revised Draft Registration Statement.

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Advanced market-data and analytical tools, page 155

52.	Please briefly describe the market data and tools you provide for free and the market data, tools and indicators that you offer on a monthly subscription basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Revised Draft Registration Statement.

The Webull Affiliate Program, page 159

53.	Please add a risk factor describing the limitations of your vetting process and other material risks to you from this method of advertising.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 169 of the Revised Draft Registration Statement to, among other things, add a new risk factor.

Webull’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 178

54.	Please briefly describe what each of the key operating metrics presented in the table on page 179 is designed to measure and the importance of each operating metric to the management of your business and how these metrics correlate to growth in other key performance indicators. Balance this discussion by discussing the limitations of each key operating metric.

In response to the Staff’s comment, the Company has revised the disclosure on pages 189 and 190 of the Revised Draft Registration Statement.

55.	Please discuss the reasons for period over period fluctuations in Customer Assets, DARTs, Equity Notional Volume, and Options Contract Volume and the extent to which these metrics relate to metrics with more linear trends such as Registered Users and Funded Accounts.

As Webull is a self-directed investment platform, we do not have any control over the investment decisions and trading behaviors of our customers. While key operating metrics such as Customer Assets, DARTs, Equity Notional Volume, and Options Contract Volume will generally increase in the long-run as our Registered Users and Funded Accounts grow, in the short-term, they are highly correlated with the fluctuations of the stock market. For example, during the extended bear market of 2022, our Customer Assets decreased from US$8.7 billion at the end of 1Q 2022 to US$5.9 billion at the end of 4Q 2022, even though we grew our registered users by 2.6 million and funded accounts by 290 thousand during the same period. Trading volumes were also negatively impacted, as customers pulled back on trading following the heightened activity levels during the Covid-19 pandemic. DARTs declined from 752 thousand in 1Q 2022 to 629 thousand in 4Q 2022, and quarterly Equity Notional Volume fell from US$107 billion to US$89 billion during the same period. Quarterly Options Contract Volume did increase from 91 million in 1Q 2022 to 97 million in 4Q 2022, but that is primarily driven by the rise of retail trading in short-dated options, which is an industry-wide trend. Therefore, our results are highly sensitive to market fluctuations, and are difficult to forecast with precision. Please see, on page 33 of the Revised Draft Registration Statement, the risk factor headed, “Our business is heavily reliant on trading related income; if there is a sustained slowdown in securities trading, our results of operations and business prospects may be adversely affected.”

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Key Components of Results of Operations Revenues, page 181

56.	Please discuss the reasons for period over period changes in each of the components of revenues and discuss to the extent that these changes represent known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations.

The Company respectfully advises the Staff that the period over period revenue changes have been updated and included within the section titled “Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” starting on page 200 of the Revised Draft Registration Statement.

57.	Please tell us why it is appropriate to include digital assets revenue in the table of revenues generated from trading activities at the bottom of page 181 if it has been reclassified to discontinued operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Revised Draft Registration Statement.

58.	Given the significance of interest related income to your operating results and the significant increase in these revenues in 2023, please tell us your consideration for providing more granular information than the table on page 183 that would provide average balances of interest earning assets and related yields for each. Also tell us your consideration for then discussing significant changes in average balances and yields by interest earning asset in your results of operations discussion on page 190.

In response to the Staff’s comment, the Company has revised the disclosure on page 194 of the Revised Draft Registration Statement.

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Results of Operations Revenues, page 190

59.	When updating for your full year 2023 results compared to those of 2022, please revise your discussion of changes in equity and option order flow rebates to discuss the underlying causes for changes in volume versus changes of rate consistent with the guidance in Item 303(b)(2)(iii) of Regulation S-K. In this regard, based on the equity and option volume information disclosed here and in the first table on page 179, it appears that there has been a significant decline in the rate earned on each type of user transaction in 2023 versus that in 2022. It is unclear to what extent the change in these rates is attributed to large cap stock transactions as provided in your example and whether that cause relates solely to equity transactions or also to options with underlying large cap stocks.

In response to the Staff’s comment, the Company has revised the disclosure on page 200 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 191

60.	Please revise your disclosure to clarify that $21.0 million of the $457.2 million of disclosed cash and cash equivalents at December 31, 2022 were held at your discontinued operations. Otherwise tell us why it is informative to investors to include discontinued operations in your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Revised Draft Registration Statement.

61.	Please revise your discussion of cash flows to specifically quantify the cash flows associated with your discontinued operations consistent with that on pages F-45 and F-54. Separately confirm for us that your discontinued operations had no cash flows from investing or financing activities in either period presented as implied by your disclosure on pages F-45 and F-54.

In response to the Staff’s comment, the Company has revised the disclosure on pages 202 and 203 of the Revised Draft Registration Statement.

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Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination

The Business Combination

Incentive Warrant Issuance, page 202

62.	From Note 3 on page 216 it appears that you may issue up to 10,056,597 warrants to incentivize SKGR shareholders (other than Initial Shareholders or any holder of SKGR Treasury Shares) to not redeem their SKGR Class A ordinary shares in your transaction. As these warrants have value and will not be issued to all shareholders on a pro rata basis, please tell us how you intend to account for the issuance of these Incentive Warrants and explain why you do not appear to include them in a pro forma adjustment. Separately reference for us the authoritative literature you rely upon to support your anticipated accounting and pro forma presentation.

The Company respectfully refers the Staff to the section “Anticipated Accounting Treatment of the Business Combination” on page 216 of the Revised Draft Registration Statement whereby the Company made a preliminary accounting assessment that the Incentive Warrants will qualify for equity accounting treatment.

Pro forma adjustment “P” records the aggregate additional paid-in-capital from the issuance of Webull Ordinary Shares, Incentive Warrants and the assumption of SKGR’s warrants in connection with the recapitalization transaction. Since all financial instruments are classified as equity instruments and presented as such in the statement of financial position, an allocation of Trust Fund proceeds based upon relative fair value was not deemed necessary. The Company has revised the pro forma adjustment disclosure on page 225 of the Revised Draft Registration Statement to improve disclosure.

In making the equity classification determination for the Incentive Warrants, we relied upon guidance within ASC 480 and ASC 815. Our preliminary assessment is that (1) the Incentive Warrants do not meet the criteria in ASC 480-10-25 for liability classification and therefore are not within the scope of ASC 480 and (2) our Incentive Warrants meet the equity classification criteria under ASC 815-40.

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Basis of Pro Forma Presentation, page 204

63.	Please revise your description of Scenario 1 to clarify that you assume no additional redemptions as SKGR has already redeemed approximately 10.9 million shares in December 2023 as disclosed in adjustment D.

The Company respectfully advises the Staff that the description for Scenario 1 now is accurate as the unaudited pro forma condensed combined statement of financial position as of September 30, 2023 has been updated with December 31, 2023. Please see revised disclosure on page 217 of the Revised Registration Statement.

Statement of Operations and Comprehensive Income for the Nine Months Ended September 30, 2023, page 208

64.	Please revise your presentation to remove your discontinued operations consistent with the guidance in Rule 11-02(b)(1) of Regulation S-X. This comment also applies to your pro forma statement of operations and comprehensive income for the year ended December 31, 2022 on page 210 and to the pro forma information in your comparative per share data on pages 25 and 26.

In response to the Staff’s comment, the Company has revised the disclosures on pages 25 and 225 of the Revised Draft Registration Statement.

Material Tax Considerations, page 224

65.	You state that the Business Combination is intended to qualify as a reorganization within the meaning of 368(a) of the Code and as an exchange described in Section 351 of the Code. Please file a tax opinion. Refer to Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has reviewed the disclosure under the heading “Material Tax Considerations” in light of the Staff’s comment and the guidance provided by Staff Legal Bulletin No. 19. The Company respectfully submits that it believes that, based on the grounds set forth below, it is not required to file a tax opinion as an exhibit to the registration statement.

Section III.A.1 of Staff Legal Bulletin No. 19 notes, in relevant parts, that Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added). The Company respectfully advises the Staff that the document provides disclosure about the potential tax consequences to investors but does not indicate that the Mergers “will qualify” as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (a “Reorganization”) and/or as a part of an exchange described in Section 351 of the Code (an “Exchange”) or make any other representation as to the anticipated or intended tax consequences of the Mergers. More specifically, the disclosure states that due to the significant legal uncertainty and that certain facts would not be available until after the transaction, it is not capable of being the subject of a representation. In this regard, the disclosure (i) highlights that the particular facts and circumstances of the proposed transaction give rise to significant uncertainty regarding its anticipated tax treatment, (ii) explicitly states that qualification as a Reorganization is subject to significant uncertainty due to the absence of guidance directly relevant to the reorganization treatment of mergers in which an entity like SKGR that has only investment-type assets is acquired, (iii) explicitly states that the closing of the proposed transaction is not conditioned upon the receipt of an opinion of counsel that the Mergers will qualify as a Reorganization, (iv) explicitly states that qualification as an Exchange is subject to significant uncertainty due to the lack of authority supporting the treatment of the Mergers, together with the conversion of the preferred shares of the Company that are issued and outstanding immediately prior to the effective time of the First Merger into ordinary shares of the Company, as part of an Exchange, (v) explicitly states that tax counsel is unable to opine on whether the Mergers qualify as part of an Exchange, and (vi) describes the U.S. federal income tax consequences of both a taxable transaction and a Reorganization and/or an Exchange. Because the disclosure does not contain any representation regarding the Mergers’ qualification as a Reorganization or an Exchange and explicitly states that no assurance can be given that the Mergers will qualify as a Reorganization and/or an Exchange, the Company believes that the requirements for a tax opinion as set forth in Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 do not apply to the filing.

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Description of Webull Securities Exclusive Forum, page 238

66.	Please state that there is uncertainty as to whether a court would enforce the exclusive forum provision in your amended articles; that investors cannot waive compliance with the federal securities laws; and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and rules and regulations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 249 and 250 of the Revised Draft Registration Statement.

Warrants, page 239

67.	Please disclose the redemption provisions of the Webull Warrants and the Incentive Warrants.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76, 250 and 251 of the Revised Draft Registration Statement.

Selling Shareholders, page 251

68.	Please tell us why it is appropriate to register the resale offering at the same time you are registering the issuance of shares in the business combination. We may have additional comment after reviewing your response. Please also include a separate prospectus covering the resale offering.

The Company respectfully advises the staff that General Instructions Item A.1 of Form F-4 allows a foreign private issuer to register under the Securities Act (i) securities to be issued in a transaction of the type specified in paragraph (a) of Rule 145 (i.e., here, the securities to be issued to the SKGR Shareholders in connection with the Business Combination) and (ii) securities to be issued in a public reoffering or resale of any such securities acquired pursuant to this registration statement (i.e., here, the securities to be issued to the Initial Shareholders). General Instructions Item A.1.(5) of Form F-4 allows a foreign private issuer to register the two kinds of transactions described above on one registration statement.

The Initial Shareholders will acquire securities of the Company pursuant to this registration statement. As they are affiliates to SKGR, the Initial Shareholders may be deemed as underwriters within the meaning of Rule 145(c) of the Securities Act. As such, the Revised Draft Registration Statement has additionally complied with General Instructions Item 7 of Form F-4.

The Company has revised pages ii and 263 to clarify that the Revised Draft Registration Statement contains two forms of prospectus: (i) a public offering prospectus covering the securities to be issued in connection with the Business Combination, and (ii) a resale prospectus covering the securities to be acquired by the Initial Shareholders for reoffering or resale.

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SKGR Relationships and Related Party Transactions, page 253

69.	Please describe the rights of holders of SKGR Class B Ordinary Shares and describe material differences between the SKGR Class B Ordinary Shares and SKGR Class A Ordinary Shares. Similarly disclose the material terms of the Private Placement Warrants and any material differences in the rights of holders of the Private Placement Warrants and the Public Warrants.

In response to the Staff’s comment, the Company has revised the disclosure on pages 265 and 266 of the Revised Draft Registration Statement to describe the material differences between the SKGR Class B Ordinary Shares and SKGR Class A Ordinary Shares.

Webull Financial Statements

Consolidated Statement of Financial Position, page F-3

70.	You present a liability for Payables due to customers. You also present an item for Net payables due to customers in the consolidated statement of cash flows on page F-6. Please address the following:

●	Disclose the nature of these payables and whether the customers are those as defined in ASC 606. Also disclose how you account for and value these payables.

●	For the consolidated statement of cash flows, tell us why you refer to net payables and what these payables are netted against. In addition, tell us why you believe a net presentation is appropriate. Provide us with reference to authoritative accounting literature supporting your presentation.

The nature of our Receivables from customers primarily represents debit balances from purchasing securities on margin through our broker-dealer subsidiaries. The nature of our Payables due to customers primarily represents the cash our broker-dealer subsidiaries are holding for the customers’ brokerage accounts that we carry on an omnibus basis.

As our Receivables from customers represent margin debit balances. Our margin debit balances represent a financial instrument and are excluded from the scope of ASC 606.

The value of our customer receivables represents the amount of margin loaned, less an allowance for credit losses. Our Customer payables are based upon the amount of cash we are holding on behalf of our platform users.

In response to the Staff’s comment, the Receivables from customers are netted against Payables due to customers for purposes of cash flow presentation in accordance with ASC 230-10-45-8 and ASC 230-10-45-9 which allows for net presentation.

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Note 2. Summary of Significant Accounting Policies Current Expected Credit Losses

Off Balance Sheet Credit Exposure, page F-9

71.	Please provide us your accounting analysis supporting your accounting for the guarantee and indemnification obligation and why you concluded that it is off-balance sheet, including specific references to authoritative accounting guidance supporting your conclusions. In your response, specifically address the following:

●	Tell us each situation that can generate a debit balance and your indemnification obligation.

Debit balances are generated in the normal course of securities trading when customers buy securities on margin. Margin debit balances from trading are initiated as secured debits covered by the customer’s securities. In cases of rapid market declines, these debits may become unsecured.

Debit balances can also be created by transactions that incur fees, such as wire or ACH deposits which are reversed due to the sending customer having insufficient funds in the originating account. These transactions incur fees with no corresponding deposits. While common, the resulting unsecured debit balances are typically small, in the range of $5 to $50 dollars.

●	Explain which party grants any margin loans and who sets and evaluates the criteria for granting such loans.

Margin loans on fully introduced accounts are extended by Apex Clearing. Apex Clearing sets the minimum criteria for these loans.

For accounts carried by Webull Financial on an omnibus basis, the Company extends margin and determines the margin loan criteria.

●	Clarify whether any margin loans subject to the indemnification obligation are on your balance sheet and, if not, explain why not.

The margin loans subject to the indemnification agreement are not on our statement of financial position. The indemnification agreement pertains to fully introduced brokerage accounts. For fully introduced brokerage accounts, Apex Clearing faces the customer and extends the margin loan to the customer according to Apex Clearing’s terms and conditions.

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Fractional Shares Program, page F-9

72.	Please provide us with your accounting analysis for the fractional shares program under ASC 860 for fully introduced accounts. Respond to the following:

●	Explain to us the nature of these transactions, including the significant rights and obligations of the parties to these transactions.

●	Tell us why you determined that you have no obligation to repurchase customer fractional shares and explain why fractional share balances held by fully introduced accounts are not reflected in your financial statements.

Nature of Fractional Share Transactions

Apex Clearing administers the purchase, sale, and holding of customer fractional shares for our platform users who have a fully introduced account (the “Apex Fractional Share Program”). Fractional Orders are executed by Apex at the price Apex receives in the market. For Fractional Orders, the Company only accepts market orders and does not permit limit orders. The fractional share component of any Fractional Order will be executed by Apex in the market as a whole share order, with the fractional share then allocated to the customer’s account and Apex retaining the remaining portion. Fractional Orders may only be placed during trading hours and are subject to all applicable market rules and conditions, including restrictions, suspensions of trading, and delays. Apex Clearing does not accept orders of fewer than 0.00001 shares per order or less than US$5.00. All fractional shares within customer accounts (i) are not transferrable in-kind via the ACAT system administered by DTCC, and (ii) may only be liquidated and the proceeds withdrawn or transferred out if a customer chooses to move her account and holdings. The Company and Apex Clearing reserve the right to limit the stocks available for fractional share trading at any time.

Significant Rights and Obligations of the Parties

For our platform users who have fully introduced accounts, Apex Clearing and our platform users have entered into an account services agreement as our platform users are fully disclosed to Apex Clearing. When a platform user tries to purchase a fractional share for the first time, he or she receives a fractional share trading disclosure from Apex Clearing. The disclosure discusses the following topics:

●	Securities eligible for fractional share trading.

●	Order types for fractional shares.

●	Fractional share decimal places and rounding.

●	Liquidity and transferability of fractional shares.

●	Agency and principal aspect of fractional shares.

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●	Dividends for fractional shares.

●	Voting rights for fractional shares.

The Company is not a party to these agreements and has no obligation to Apex Clearing or the platform users in connection with the Apex Fractional Share Program.

No Obligation to Repurchase Customer Fractional Shares

The Company is acting solely as an agent as it transmits the platform users’ transaction order to Apex Clearing for fulfillment for fully introduced accounts. When Apex Clearing fills the fractional share order, Apex Clearing accepts the repurchase obligation pursuant to the terms of the Apex Fractional Share Program. The platform user is the customer of Apex Clearing and not that of the Company.

Why the Fractional Shares of Fully Introduced Accounts are not Recorded on Our Financial Statements

For our platform users that have a fully introduced account with Apex Clearing, we do not purchase fractional shares from Apex Clearing as we are not a party to the fractional share transaction. Therefore, the derecognition analysis under ASC 860 is not applicable to the Company.

Technology and Development, page F-16

73.	Please revise your disclosure to separately provide those expenses included in technology and development that qualify as research and development expenses as required by ASC 730-10-50-1.

In response to the Staff’s comment, the Company has revised the disclosures on page F-17 of the Revised Draft Registration Statement.

Marketing and Branding, page F-16

74.	You disclose that you recognize the expenses for free stock promotions when an eligible customer receives free stocks and the related expense was $40.8 million and $32.3 million, for the year ended December 31, 2022 and the nine months ended September 30, 2023, respectively (refer to pages F-36 and F-63). Please respond to the following:

●	On pages 159 and 186, you disclose that the expenses for free stock promotions are accounted for when an eligible customer claims to receive free stock rewards whereas your disclosure on page F-16 refers to recognizing the expense when the customer receives the free stocks. Please reconcile and revise as necessary.

In response to the Staff’s comment, the Company has revised the disclosures on pages 169 and 197 of the Revised Draft Registration Statement to be consistent with page F-17.

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●	Provide us with your accounting analysis for the free stock promotions and tell us how you considered ASC 606 and ASC 340-40.

ASC 340-40-05-1 provides accounting guidance for costs related to a contract with a customer within the scope of ASC 606. ASC 606-10-20 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Our platform users do not purchase securities from us, and we do not sell securities to our platform users. We facilitate the transmission of their securities transactions to liquidity providers and our clearing broker for execution and clearing of their transactions. Our platform users do not meet the ASC 606 definition of a customer. Therefore, we immediately charge the cost of the free stock promotions as a marketing and branding expense.

●	On page 159, you disclose that you measure the liability and related expense in an amount equal to the fair value of the selected stocks and you subsequently adjust the carrying amount of the related liability with the fair value change of the stocks until the free stock rewards are credited to the customers’ accounts. Revise your accounting policy to disclose your initial and subsequent valuation of the free stock promotions.

In response to the Staff’s comment, the Company has revised the disclosure made on page 169 of the Revised Draft Registration Statement to be consistent with the Company’s accounting policy on page F-17.

Note 11. Convertible Redeemable Preferred Shares Redemption Rights, page F-28

75.	We note the number of shares outstanding at December 31, 2022 and September 30, 2023 by series as disclosed on pages F-27 and F-56, respectively. We also note the aggregate redemption value by series at the same dates as disclosed on pages F-28 and F-57, respectively. Please address the following:

●	Tell us why the redemption value per share is not the same for all series presented. In this regard, although we note that the redemption value is the higher of a 10% per annum return based on the original issuance price and the fair market value on the redemption date, it is unclear why each series would have a different fair value as there are no apparent significant differences in rights and preferences for each series other than liquidation rights.

The redemption value per share is not the same for all series presented because it reflected actual transactions that took place around the reporting dates, which implied different value for different series of preferred shares.

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The December 31, 2022 valuation considered the Company’s executed term sheet with a prospective investor on December 30, 2022 for the sale of Series D shares by the Company and the resale of other junior series from existing shareholders to that investor. The price paid for the junior series were at significant discount to the price of the Series D shares.

The September 30, 2023 valuation considered the Company’s subscription agreement that was executed on September 29, 2023 for the sale of Series D shares by the Company and the resale of other junior series from existing shareholders to another prospective investor. The price paid for the junior series were at significant discount to the price of the Series D shares, and were also lower than the price of respective junior series in the December 2022 transaction. Hence, the bundle of various preferred series that were subject of the September 2023 transaction indicated a lower overall enterprise value.

The above transactions implied (1) differences in the value of the various series of preferred shares at each reporting date, (2) differences in the total enterprise value and the value of the various series of preferred shares between reporting periods, and (3) differences between the redemption amount and the amount calculated based on a 10% annual return.

The following is a summary of the determined redemption values at each reporting date:

Series	December 31, 2022	September 30, 2023
A-1	$19.90	$13.96
A-2	$20.23	$14.31
A-3	$20.30	$14.36
B-1	$21.46	$15.61
B-2	$22.92	$17.09
B-3	$23.99	$18.18
C	$27.17	$21.41
D	$36.49	$44.83

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The Company determined that significant consideration given to these transactions within the valuation approach was reasonable for the following reasons:

i.	The transaction size was significant (the transaction amount for the December 2022 and September 2023 transactions was US$70 million and US$100 million, respectively) ;

ii.	The price paid was a result of arms-length negotiations between willing buyers and sellers, who are independent of one another;

iii.	The prospective investors are sophisticated growth equity investors and are not existing shareholders of the Company; and

iv.	The timing of the transactions were close to the valuation date and were strong indicators of values.

In response to the Staff’s comment, the Company has revised its disclosure on page F-36 to clearly indicate there is an order to liquidation rather than only a liquidation preference.

●	Tell us why the redemption value per share for the Series D preferred stock increased between December 31, 2022 and September 30, 2023 when all other series declined in value over this period.

The difference between the value per share of the Series D is a result of different transactions used in the valuation approach as of December 31, 2022 and September 30, 2023.

The Company respectfully refers the Staff to the Company’s response in the first bullet for further information on the valuation approach and transactions used in determining the December 31, 2022 and September 30, 2023 values

●	Tell us the deemed fair market value per share of each series at both December 31, 2022 and September 30, 2023 and explain whether and how each differs from the redemption amount based on the 10% per annum return.

The Company respectfully refers the Staff to the Company’s response set out in the first bullet above.

●	Explain why the fair value of your ordinary stock appears to have declined from $14.50 per share at December 31, 2022 to $11.77 per share at September 30, 2023 (based on the stock option aggregated intrinsic value disclosures at each period) and link this discussion to your fair market value of each series of preferred stock from the preceding bullet.

The decline in the Company’s ordinary stock value from December 31, 2022 to September 30, 2023 is a result of the use of a transaction between the Company and a prospective investor that was based upon a lower transaction value which was indicative of a lower enterprise value as of September 30, 2023.

The Company respectfully refers the Staff to the Company’s response in the first bullet for further information on the valuation approach and transaction used in determining the September 30, 2023 value.

Division of Corporation Finance Securities and Exchange Commission May 10, 2024 Page 46	CONFIDENTIALITY

Note 19. Income Taxes, page F-37

76.	With respect to your tax rate reconciliation, show us the significant components of your effect of rates different than statutory of 39.78%. Refer to ASC 740-10-50-12 and Rule 4-08(h) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosures on page F-45 of the Revised Draft Registration Statement.

Notes to the Condensed Consolidated Financial Statements Note 4. Discontinued Operations, page F-53

77.	You previously allowed users of your platform to open accounts with Apex Crypto in order to buy and sell digital assets. As a result of the Spin-off Transaction, you disclose that you no longer have significant involvement with Webull Pay, Inc. or its subsidiaries and are no longer required to consolidate them. Tell us the nature of any continuing involvement with Webull Pay. Explain to us how your customers buy and sell digital assets after the spin-off and the nature of any involvement by you in those activities. To the extent there is no ongoing relations between Webull and Webull Pay, explain how you made this disassociation clear in communications to platform users, including, but not limited to, account statements.

Nature of Continued Involvement

Webull Pay has entered into a transitional service level agreement with Webull Tech, pursuant to which Webull Tech will provide services such as technology development and support, legal and marketing on an as needed basis, and Webull Pay reimburses Webull Tech at a fair rate. Webull Pay has also entered into a rent agreement with a subsidiary of the Company for office space in St. Petersburg, Florida. Neither of these agreements are material to the Company.

Division of Corporation Finance Securities and Exchange Commission May 10, 2024 Page 47	CONFIDENTIALITY

The Company confirms that it has no ongoing responsibility or liability in connection with the spun-off digital asset-related business.

How your customers buy and sell digital assets after the spin-off and the nature of any involvement by you in those activities.

Webull Pay has its own platform (the “Webull Pay App”) to handle all digital asset-related transactions. Users of the Webull Pay App contract directly with Bakkt to provide trading, clearing and custody services. The flow of transactions is between the Webull Pay App, the Webull Pay User and Bakkt. The Company has no involvement with these transactions.

For Webull Pay’s ownership and management, we respectfully refer the Staff to our response to the Staff’s comment 2 above.

Disassociation Communication to Platform Users

We notified our platform users via email as well as certain disclosures on the Webull Financial website that access to their digital assets would no longer be available on the Webull App and that they would have to enroll in the Webull Pay App to enter into future digital asset transactions and view their digital assets. If a platform user did not want to be migrated to Webull Pay, then their digital assets would either need to be transferred to another wallet provider or be liquidated. Webull Pay App users receive transaction confirmations and annual tax account statements. The transaction confirmations only include the branding of Webull Pay and Bakkt. The tax account statements only show the branding of Bakkt.

Webull Pay also has a separate website (www.webullpay.com) where Webull Pay customers can access and trade digital assets. On the Webull Pay website, only Webull Pay and Bakkt branding is evident. Our Webull App and Webull Financial’s website (www.webull.com) do not offer any digital asset account information.

For more information relating to the Company’s spin-off of crypto asset-related business, including Webull Pay App, please see our response to the Staff’s comment 2 above.

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Division of Corporation Finance Securities and Exchange Commission May 10, 2024 Page 48	CONFIDENTIALITY

If you have any questions regarding the Revised Draft Registration Statement, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C
Christian O. Nagler, P.C.

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation

Benjamin James, Esq., General Counsel, Webull Corporation

Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation

Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati

Cionie Lopez, Partner, KPMG LLP

Fatema Raza, Partner, WithumSmith+Brown, PC